UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 23, 2023

METHANEX INVESTS USD $2 MILLION TO SUPPORT DECENT YOUTH EMPLOYMENT IN EGYPT THROUGH PARTNERSHIP WITH INTERNATIONAL LABOUR ORGANIZATION

VANCOUVER, BRITISH COLUMBIA (October 23, 2023) — Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, is pleased to announce that its Methanex Egypt office has signed a new five-year partnership with the International Labour Organization (ILO) Cairo Office to support the Decent Jobs for Egypt's Young People (DJEP) program. Through a USD $2 million donation by Methanex Egypt, the program will create 1,000 jobs, promote entrepreneurship, facilitate job matching and build the capacity of local service providers to help youth in the Damietta region. This unique partnership is a testament to Methanex's commitment to making a positive impact on people's lives through its business.

“I’m proud of the ILO's positive impact on the Damietta community through our donation and am pleased to continue this partnership to support the creation of an additional 1,000 jobs over the next five years,” said Mohamed Shindy, Managing Director of Methanex Egypt. “The new partnership ensures Methanex Egypt's continued support for Egypt's Vision 2030 and the UN Sustainable Development Goals by empowering young women and men in their pursuit of better lives and decent work.”

Since 2019, Methanex has partnered with the ILO Cairo Office to support young women and men in their quest for better lives and decent work. The previous four-year DJEP partnership program resulted in over 2,300 training opportunities and the creation of 725 jobs. The new DJEP partnership, spanning from 2023 to 2028, will have an increased focus on women in the labour market, the promotion of green jobs and the inclusion of people with disabilities.

“We are very pleased to continue our strong partnership with Methanex for another five years as part of the Decent Work program supporting youth, especially women in Damietta in cooperation with the Damietta Governorate,” said Eric Oechslin, ILO Cairo Director. “This will support the ILO in implementing its human-centred agenda to develop skills of the young people to be more employable and find decent jobs.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

- end -

Methanex Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
604-661-2600 or Toll Free: 1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 23, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary